UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rex American Resources Corporation

(Name of issuer)

Common Stock, $.01 par value

(Title of class of securities)

761624105

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 761624105	Page 2 of 9 Pages

(1)	Names of reporting persons Nery Capital Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% **
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 761624105	Page 3 of 9 Pages

(1)	Names of reporting persons Nery Capital Management, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% **
(12)	Type of reporting person (see instructions) OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 761624105	Page 4 of 9 Pages

(1)	Names of reporting persons Nery Asset Management, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% **
(12)	Type of reporting person (see instructions) OO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 761624105	Page 5 of 9 Pages

(1)	Names of reporting persons Michael A. Nery
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% **
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

Page 6 to 9 Pages

SCHEDULE 13G/A

This Amendment No. 1 to the Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, $.01 par value (“Common Stock”), of Rex American Resources Corporation, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Nery Capital Partners, L.P., a Delaware limited partnership (the “Fund”), (ii) Nery Capital Management, L.L.C., a Delaware limited liability company (“Nery Capital”), as the general partner of the Fund, (iii) Nery Asset Management, L.L.C., a Delaware limited liability company (“Nery Asset”), as the investment advisor to the Fund, and (iv) Michael A. Nery, the principal of Nery Capital and Nery Asset (collectively, with the persons mentioned in (i), (ii) and (iii), the “Reporting Persons”). All shares of Common Stock are held by the Fund.

Item 1(a)	Name of Issuer.

Rex American Resources Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2875 Needmore Road

Dayton, Ohio 45414

Item 2(a)	Name of Person Filing.

(i) Nery Capital Partners, L.P. (the “Fund”), (ii) Nery Capital Management, L.L.C. (“Nery Capital”), (iii) Nery Asset Management, L.L.C. (“Nery Asset”) and (iv) Michael A. Nery

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

14 S Pack Square, Suite 501

Asheville, North Carolina 28801

Item 2(c)	Citizenship or Place of Organization.

The Fund is a Delaware limited partnership. Nery Capital is a Delaware limited liability company. Nery Asset is a Delaware limited liability company. Michael A. Nery is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock $.01 par value (the “Common Stock”)

Item 2(e)	CUSIP Number.

761624105

Page 7 to 9 Pages

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

The Reporting Persons own 0 shares of Common Stock of the Issuer.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Page 8 to 9 Pages

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2012

Nery Capital Partners, L.P.

By: Nery Capital Management, L.L.C., its general partner

By:	/s/ Michael A. Nery
Name:	Michael A. Nery
Title:	Manager

Nery Capital Management, L.L.C.

By:	/s/ Michael A. Nery
Name:	Michael A. Nery
Title:	Manager

Nery Asset Management, L.L.C.

By:	/s/ Michael A. Nery
Name:	Michael A. Nery
Title:	Manager

/s/ Michael A. Nery
Michael A. Nery

9